RESIDENT IN ATLANTA OFFICE

DIRECT DIAL: (404) 572-6912

MDELANEY@POGOLAW.COM

September 13, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re:	Echo Healthcare Acquisition Corp.

Registration Statement on Form S-1

Amendment Filed August 25, 2005

File No. 333-126650

Ladies and Gentlemen:

On behalf of our client, Echo Healthcare Acquisition Corp. (“Echo” or the “Company”), we are responding to the comments received from your office by letter dated September 7, 2005 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the staff’s comments) refer to pages of the marked copy of Amendment No. 2 to the Registration Statement, as applicable, which is being filed concurrently and reflects the Company’s responses to your comments.

Financial Statements

Notes to Financial Statements

Note F—Commitments and Other Matters, F-10

1.

Comment: We note the amended disclosure in Note F and discussion on page 33, including the use of the volatility of the Russell 2000 Healthcare Index as an estimate of your volatility. It is our understanding that the Russell 2000 Index is a diversified index of approximately 2,000 companies. Please clarify if your calculation was based on the companies within the Russell 2000 index from the healthcare sector only. Please tell us why you believe the volatility of a diversified index, including companies with market capitalizations of over $1 billion, provides a reasonable volatility estimate for your company

Response: Management believes the volatility of the Russell 2000 Healthcare Index (“Index”) provides a reasonable basis for the estimate of the volatility used in the valuation of the Company’s Unit Purchase Option (“UPO”) because the Index utilizes a broad range of companies. Management chose to use a broad index, as opposed to a single company or a different smallcap index, to estimate the UPO volatility because the Company does not have any specific business combination under consideration. The use of a broader index which utilizes a greater variety of companies, given that the Company has not selected a specific company to target, is deemed more appropriate by management to estimate the volatility than one which might include companies more similar in size, or stage of life cycle. Accordingly, we believe the

Securities and Exchange Commission
September 13, 2005

use of the volatility of the Index is an appropriate estimate of the volatility of the Company's securities.

* * *

Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6912 or Rick Miller at (404) 572-6787. Our fax number is (404) 572-6999.

Very truly yours,

/s/ Michael Delaney

Michael Delaney

Enclosures

cc:	Mr. Joel Kanter
Rick Miller, Esq.